82-04545

uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

Our reference # 09.1-14/14701

Date November 9, 2006

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

RECEIVED NOV 15 2006 WASH. D.C. 160 SECTION PROCESSING

Attention: Division of Corporation Finance

Subject: Uralsvyazinform 9M2006 financial and operational results under Russian Accounting Standards

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on Uralsvyazinform 9M2006 financial and operational results under Russian Accounting Standards.

Please, could you acknowledge the receipt of the present letter and the attachments by sealing its copy (attached herewith) and returning it to us? For your accommodation, the envelope with return address comes within.

06018537

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

PROCESSED
NOV 20 2006
THOMSON FINANCIAL

Enclosures:
1. Press release on 9M2006 financial and operational results under Russian Accounting Standards.
2. Balance sheet as of September 30, 2006.
3. Profit and Loss Statement as of September 30, 2006.

uralsvyazinform

11 Moscovskaya Street, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 376-81-71
www.uralsviazinform.com

9M 2006 RESULTS: REVENUE UP 18%, OIBDA UP 25%

Ekaterinburg – November 8, 2006 – Uralsvyazinform (RTS: URSI/URSIP, ADR: UVYZY/ UVYZYP), the leading carrier of fixed-line and mobile services in the Urals region, Russia reports the unconsolidated financial and operational results for the 9M 2006 prepared under Russian Accounting Standards (RAS).

- **Revenues increased by 18% over 9M 2005 driven by revenue gains in:**
  - Local services – up 15%;
  - Mobile services – up 123%;
  - New services – up 77%;
  - Services for national operators – up 68%.
- **OIBDA increased by 25% compared to 9M 2005. OIBDA margin amounted to 37.4%, Operating margin – 25.9%**
- **Overall subscriber base totaled 7.9 million, including 4.2 million in GSM.**

Financial and operational highlights:

	9M 2006	9M 2005	Change, %
Financial			
Revenues, US$ mln.*	895.8	758.0	+18.2%
Costs, US$ mln.	663.4	564.9	+17.4%
OIBDA, US$ mln.	335.0	268.5	+24.8%
OIBDA margin	37.4%	35.4%	-
Operational profit, US$ mln.	232.5	193.2	+20.3%
Operating margin	25.9%	25.5%	-
Pre-tax profit, US$ mln.	130.6	81.7	+59.8%
Net profit, US$ mln.	90.3	50.3	+79.7%
Net margin	10.1%	6.6%	-
Operational	*01.10.2006*	*01.10.2005*	*Change, %*
Subscriber base:			
Fixed-line subscribers, mln.	3.7	3.5	+4.3%
Mobile (GSM) subscribers, mln.	4.2	3.2	+32.6%
Digitalization of local fixed-line networks, %	72.7%	70.2%	-
Penetration:			
Fixed lines, %	27%	25%	-
Mobile, %	89%	72%	-
Number of employees	31,644	33,753	-6.0%

* Here and henceforth currency conversions are based on average exchange rates:
9M 2006 – RUR 27.3, 9M 2005 – RUR 28.2

Anatoly Ufimkin, CEO comments on 9M 2006 results: *'In 9M 2006 we showed good performance with mobile and new services proving the main growth catalysts again, together with services for operators. In new services, broadband access using DSL technology is increasingly important from revenue perspective. From January to September this year the number of DSL subscribers more than tripled (x3.6) at 60 thousand. Net profit increased substantially (up 80%) as a result of organic growth of the business and efficiencies, and our continued efforts to collect compensation from federal budget for state-subsidized client categories (as of 3Q 2006 the compensation received by Uralsvyazinform totaled US$ 10 million).*

Besides, the 'Caller Party Pays' principle that came into force on June 1, 2006 had positive impact on revenues and operating profit as of 3Q 2006. The new regulations specify that fixed-to-mobile calls are categorized as intra-zone calls and are now charged in separate. As of 3Q

2006 fixed-to-mobile traffic amounted to 539 mln minutes, which translates into US$ 28 million of additional cash of which over US$ 19 million went to mobile operators for call termination'.

Complete accounting statements of Uralsvyazinform as of 9M 2006 may be found in the Financials section at www.uralsviazinform.com

For additional information, please contact IR department on tel. (007 343) 379-12-19, 379 1859 or e-mail: investor@gd.usi.ru.
The most recent company information is also available at www.uralsviazinform.com, www.skrin.ru (complex disclosure information system) or URSI_RU page in Bloomberg system and URSI.RTS page in Reuters system.

Investor Relations
Tel.: +7 (343) 379-12-17
Fax: +7 (343) 376-19-86
investor@gd.usi.ru

OVERVIEW OF BUSINESS

Local services

	01.01.2006	*01.01.2005*	*Change, %*
Capacity installed, '000 lines	3,966.2	3,779.7	+4.9%
	01.10.2006	*01.10.2005*	*Change, %*
Subscribers '000 *including*	3,650.9	3,501.7	+4.3%
Residents	*3,137.3*	*3,014.6*	+4.1%
Organizations	*513.6*	*487.1*	+5.4%

For 9 months of 2006 Uralsvyazinform added 70.9 thousand fixed-line subscribers.

Revenues from local services totaled US$ 265.7 mln, 14.9% up on 9M 2005 driven by increased local tariffs in effect since September 1, 2005 and subscriber additions of 149.2 thousand.

The revenues from local services in terms of customer mix:

- residents – 72.4 % (72.2% as of 9M 2005)
- organizations – 27.6% (27.8%).

The local revenues by types of services (including radio access CDMA, DECT), US$ thous:

Line installation	18,352.7
Monthly rentals	189,214.8
Per-minute payments (time-billed calls)	34,508.2
Other local services (contracts redrawn, etc)	15,020.0
Line and cabling rentals	8,070.7
Payphone calls	554.8

Internet

	9M 2006	*9M 2005*	*Change, %*
Traffic, mln min	1,624.6	1,392.3	+16.7%
Traffic, Tbytes	593.1	397.2	+49.3%
Revenues from Internet, US$ thous.	42,044.2	22,687.3	+85.3%

Intra-zone services

Outbound traffic, mln min	***9M 2006***	***9M 2005***	***Change, %***
Intra-zone traffic, *including**	2,865.9	646.5	+343.3%
Fixed-to-fixed calls	603.5	646.5	-6.6%
Fixed-to-mobile calls	2,262.3	n/a	-
For information**			
DLD traffic	*793.2*	*650.1*	*+22.1%*
ILD traffic	*95.2*	*96.9*	*-1.8%*

* Since January 1, 2006 intra-zone traffic comprises the outbound calls initiated by fixed-line subscribers to mobile subscribers within the boundaries of a single inhabited locality.

** The volume of DLD/ILD traffic generated by the subscribers of long-distance operators and transferred by a zonal agent – OJSC "Uralsvyazinform".

Revenues from intra-zone services as of 9M 2006 amounted to US$ 88.3 mln. Since January 1, 2006 Uralsvyazinform has not been licensed to provide long-distance services following the changes in legislation and new Interconnection Rules.

The long distance revenues in terms of customer mix:

- residents – 47.7% (58.8% as of 9M 2005),
- organizations – 52.3% (41.2%).

The digitalization of intra-zone LD lines (in extension terms) was 98.8% as of October 1, 2006 (compared to 72.6% as of October 1, 2005).

Mobile services GSM

Number of subscribers	*01.11.2006*	*01.10.2006*	*01.07.2006*	*01.01.2006*	*01.10.2005*
Perm region	1 327 137	1 302 047	1 228 216	1 078 766	935 630
Sverdlovsk region	401 489	393 736	371 863	290 072	223 414
Tyumen region, including Khanty-Mansyisk and Yamalo-Nenetski ADs	1 531 225	1 504 070	1 438 197	1 271 411	1 122 846
Chelyabinsk and Kurgan regions	1 063 533	1 050 724	1 013 597	1 033 992	924 455
Total	**4 323 384**	**4 250 577**	**4 051 873**	**3 674 241**	**3 206 345**

As presented under Russian Accounting Standards (RAS), the Uralsvyazinform reporting in mobile segment before June 30, 2005 incorporated solely the results of the company's divisions, which provide mobile services on the territory of Perm and Sverdlovsk regions. The results of the 3 subsidiary mobile operators - Ermak RMS, South Urals Cellular Phone, Tyumenruscom, which provide mobile services in Kurgan, Chelyabinsk and Tyumen (including Khanty-Mansyisk and Yamalo-Nenetski ADs) regions, were only consolidated under International Accounting Standards (IAS).
Since July 1, 2005, due to reorganization (consolidation) of the subsidiary mobile operators (Ermak RMS, South Urals Cellular Phone, Tyumenruscom), and formation of the united interregional mobile division of OAO "Uralsvyazinform", the financial results of the mobile division have been included in the financial statements of the company.

As of 9M 2006, revenues from mobile services totaled US$ 271.7 mln, up 123.4% on 9M 2005.

Value-added services (SMS, GPRS, MMS, and WAP) contributed approx. 12% (14% as of 9M 2005) to the overall mobile revenues.

As of 9M 2006 and 3Q 2006, ARPU of mobile services amounted to US$ 8.1 and US$ 8.5, respectively*.
* US$ exchange rate used for 9M 2006 – RUR 27.3, 3Q 2006 – RUR 26.8.

For the reporting period, Uralsvyazinform (mobile trademark - Utel) retained around 30% of regional mobile market in subscriber terms, and 45% in revenue terms. Overall, as of November 1, 2006 Uralsvyazinform had 4.3 mln GSM subscribers across the Urals region. The company added 18% to its subscriber base between January-October 2006.

REVENUES AND EXPENSES REVIEW

On the whole, the company's revenues as of 9M 2006 totaled US$ 895.8 mln. (+18.2% on 9M 2005), including revenues from telecommunications services at US$ 851.0 mln (+21.9%).

The structure of revenues from telecommunications services as of 9M 2006, US$ million:

Item, US$ mln.	*9M 2006*	*Weight*	*9M 2005*	*Weight*	*Change, %*
Revenues from telecommunications services, including:	851.0	100.0%	698.2	100.0%	+21.9%
Intra-zone services	88.3	10.4%	169.5	24.3%	-47.9%
International long-distance services	-	-	36.6	5.2%	-
Telegraph, telefax services	5.3	0.6%	6.0	0.9%	-11.6%
Local urban services	239.7	28.2%	210.1	30.1%	+14.1%
Local rural services	26.0	3.1%	21.1	3.0%	+23.4%
Radio communication, radio and TV broadcasting	4.5	0.5%	3.5	0.50%	+29.0%
Wired radio	8.9	1.0%	8.3	1.2%	+7.2%
Mobile services	271.7	31.9%	121.6	17.4%	+123.4%
New services	55.8	6.6%	31.6	4.5%	+76.7%
incl. Internet	*42.0*	*4.9%*	*22.7*	*3.2%*	+85.3%
Revenues from operators	150.7	17.7%	89.8	12.9%	+67.9%
incl. Rostelecom	*90.6*	*10.7%*	*26.9*	*3.9%*	+237.1%

Revenue gains were mostly in connection with:
- Increased revenues from local services due to tariff upgrades as of Sept 1, 2005 (monthly fee) and subscriber additions (149.2 thousand).
- Increased revenues from mobile services as a result of subscriber additions and improved ARPU.
- Increased revenues from new services (Internet, data transmission, VoIP) due to increased number of subscribers and higher usage of Internet and data transmission services.
- Higher revenues from national operators, mainly in interconnection and traffic termination as a result of changes in the 'Telecoms Law' and other regulations in effect as of 01/01/2006.

Operating expenses amounted to US$ 663.4 mln. (+17.4% as compared to 9M 2005).
The expenditure structure is as follows, US$ million:

Item, US$ mln.	*9M 2006*	*Weight*	*9M 2005*	*Weight*	*Change, %*
Depreciation	102.5	15.5%	75.3	13.3%	+36.2%
Wages	196.4	29.6%	160.3	28.4%	+22.5%
Social tax expense	43.1	6.5%	35.1	6.2%	+23.0%
Rental expenses	14.5	2.2%	9.6	1.7%	+51.7%
Rostelecom interconnect charges	5.8	0.9%	84.5	15.0%	-93.1%
Other operators' services	74.4	11.2%	35.7	6.3%	+108.5%
Materials	37.6	5.7%	32.0	5.7%	+17.6%
Leasing repayments	18.6	2.8%	10.2	1.8%	+82.9%
Taxes and deductions included in expenses on main operations	1.2	0.2%	1.0	0.2%	+19.0%
Third party services, including	94.7	14.3%	73.6	13.0%	+28.7%
Repairs and maintenance	*22.5*	*3.4%*	*15.8*	*2.8%*	*+42.2%*
Power and electricity	*8.5*	*1.3%*	*6.7*	*1.2%*	*+25.8%*
Heat power	*3.2*	*0.5%*	*2.7*	*0.5%*	*+17.4%*
Other utilities	*1.0*	*0.2%*	*0.8*	*0.1%*	*+27.6%*

Labor costs	*2.7*	*0.4%*	*2.0*	*0.3%*	*+35.6%*
Transport	*1.0*	*0.1%*	*0.9*	*0.2%*	*+4.3%*
Security	*13.3*	*2.0%*	*10.4*	*1.8%*	*+28.5%*
Consulting, information and audit services	*4.1*	*0.6%*	*3.6*	*0.6%*	*+14.5%*
Agents' commissions	*38.4*	*5.8%*	*30.6*	*5.5%*	*+25.3%*
Other expenses	74.5	11.1%	47.7	8.4%	+56.2%
TOTAL	663.4	100.0%	564.9	100.0%	+17.4%

Considerable growth of expenses for Other operators' services was caused by consolidation of the subsidiary mobile businesses (ZAO "Ermak RMS", OOO "South Urals Cellular Phone", ZAO "Tyumenruskom") and their financial and operational results into financial reporting of the parent company since July 1, 2005, as well as by increased subscriber base of mobile and new services. Changes to the 'Telecoms Law' (Article 54) and 'Interconnection Rules' in effect since July 1, 2006 also impacted Other operators' services.

The main contributors to Other expenses were Advertising (16% of Other expenses, up 59% on 9M 2005), and Insurance (12% of Other expenses, down 1% on 9M 2005). Contributions to the Universal service fund, also being part of Other expenses totaled US$8.6 mln.

Thus, as of 2006 OIBDA amounted to US$ 335.0 mln. (up 24.8%), operating profit – US$ 232.5 mln. (up 20.3%), pre-tax profit – US$ 130.6 mln. (up 59.8%), net profit – US$ 90.3 mln. (up 79.7%).

<u>INVESTMENTS</u>

Capex as of 9M 2006 totaled US$ 158.1 mln (up 11.3% on 9M 2005).

Translation from Russian

Profit and Loss Statement as of September 30, 2006

Prepared in accordance with Russian Accounting Standards

	For the reporting period, RUR thnd	For the similar period of the last year, RUR thnd
Income and expenses from main activities		
Net sales of goods, products, work, services (minus VAT, excise duties and similar obligatory payments)	24 479 323	21 353 647
Including sales of telecommunications services	23 253 160	19 668 693
Cost of goods, products, work, services sold	(18 127 255)	(15 911 856)
Including costs of telecommunications services	(17 342 647)	(15 232 978)
Profit (loss) from sales of goods (work, services)	**6 352 068**	**5 441 791**
Interest receivable	14 786	6 868
Interest payable	(1 543 841)	(1 529 959)
Income from stakes in other companies	1 966	3 170
Other operating income	276 903	79 405
Other operating expenses	(902 550)	(1 074 571)
Non-operating income and expenses		
Non-operating income	241 035	227 499
Non-operating expenses	(872 163)	(852 456)
Profit (loss) for the reporting period	**3 568 204**	**2 301 747**
Profit tax and other deductions	(1 098 345)	(885 078)
Profit from main activities	**2 469 859**	**1 416 669**
Extraordinary incomes	0	0
Extraordinary expenses	(1 025)	(218)
Net profit	**2 468 834**	**1 416 451**

Translation from Russian

Balance Sheet as of September 30, 2006

Prepared in accordance with Russian Accounting Standards

	At the beginning of the period, RUR thnd	At the end of the period, RUR thnd
NON-CURRENT ASSETS		
Intangible assets	6 460	4 530
Fixed assets	37 386 337	38 624 526
Capital investments	891 253	1 553 320
Income-generating investment in material valuables	39	35
Long-term financial investments	440 019	436 219
Deferred tax asset	249 263	52 859
Other non-current assets	2 074 487	2 619 587
Total non-current assets	**41 047 858**	**43 291 076**
CURRENT ASSETS		
Inventories	1 272 649	851 663
VAT on goods purchased	1 856 263	685 688
Accounts receivable, incl.		
due after 12 months since the reporting date	245 044	279 862
due within 12 months since the reporting date	2 510 200	3 586 818
Short-term financial investments	514	64 081
Cash and cash equivalents	370 795	630 385
Other current assets	1 257	6 069
Total current assets	**6 256 722**	**6 104 566**
TOTAL ASSETS	**47 304 580**	**49 395 642**
CAPITAL AND RESERVES		
Charter capital	4 816 167	4 816 167
Paid-in-excess capital	4 875 135	4 851 467
Reserve capital	240 808	240 808
Retained earnings (losses) of the previous years	7 258 078	6 542 065
Retained earnings (losses) of the reporting year	X	2 468 834
Total capital and reserves	**17 190 188**	**18 919 341**
NON-CURRENT LIABILITIES		
Borrowings	14 817 317	15 798 414
Deferred tax liabilities	1 337 904	1 777 781
Other non-current liabilities	1 723 260	1 112 179
Total non-current liabilities	**17 878 481**	**18 688 374**
CURRENT LIABILITIES		
Borrowings	5 965 082	5 073 523
Accounts payable	5 696 532	5 931 404
Dividends payable	29 184	414 601
Income of future periods	103 869	82 082
Reserves for future expenses and payments	423 804	269 750
Other current liabilities	17 440	16 567
Total current liabilities	**12 235 911**	**11 787 927**
TOTAL EQUITY AND LIABILITY	**47 304 580**	**49 395 642**